FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of May 2004

                              STELMAR SHIPPING LTD.
                 (Translation of registrant's name into English)

                                  Status Center
                                 2A Areos Street
                              Vouliagmeni, GR 16671
                                 Athens, Greece

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto is a copy of the Press Release by Stelmar Shipping Ltd. (the "Company") dated May 18, 2004, containing a statement regarding OMI Corporation.

                              [STELMAR LETTERHEAD]

For Immediate Release

Company Contacts:
Stamatis Molaris         Leon Berman
Chief Financial Officer  Principal
Stelmar Shipping Ltd.    The IGB Group
011-30210-891-7260       212-477-8438

STELMAR SHIPPING LTD. ISSUES STATEMENT

     ATHENS, Greece May 18, 2004 - Stelmar Shipping Ltd. (NYSE: SJH) today announced that at the current time, OMI Corporation has not made an offer to Stelmar and its Board. Prior to OMI's announcement of a "standstill and support agreement" with the Haji-Ioannou family, Stelmar and its Board were not contacted regarding a possible merger and Stelmar is not currently in negotiations with OMI.

     Nick Hartley, Stelmar's Chairman commented, "At the moment Stelmar has not received an offer from OMI. When and if we receive such an offer, Stelmar and its board will analyze it thoroughly and make a decision that is in the best interest of all of its shareholders. Stelmar has provided shareholders with consistent profitability and superior returns throughout the tanker cycles and we remain committed to continue creating value for all our shareholders."

     About Stelmar Shipping Ltd.

     Stelmar Shipping Ltd. is an international provider of petroleum product and crude oil transportation services. Headquartered in Athens, Greece, Stelmar operates one of the world's largest and most modern Handymax and Panamax tanker fleets with an average age of approximately seven years, excluding the newbuildings. With the delivery of five vessels expected by July 2004, and assuming no disposals, the Company's fleet of 36 tankers will expand to 41. The fleet will include two leased Aframax, and nine leased Handymax vessels. Following the delivery of all the newbuildings, the average age of Stelmar's total fleet will be reduced to six years. The Company, through its maintenance of a modern fleet and commitment to safety, has earned an excellent reputation for providing transportation services to major oil companies, oil traders and state-owned oil companies.

Forward-Looking Statements

     This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's operations, performance and financial conditions, including, in particular, statements regarding: TCE rates in the near term; net operating days; tanker supply and demand; supply and demand for oil; expectations as to funding the Company's future capital requirements; future capital expenditures; the Company's growth strategy and measures to implement such strategy; environmental changes in regulation; cost savings and other benefits. Words such as "expects," "intends," "plans," "believes," "anticipates," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for oil and petroleum products, either generally or in particular regions; the cyclical nature of the tanker industry and its dependence on oil markets; the supply of tankers available to meet the demand for transportation of petroleum products; greater than anticipated levels of tanker newbuilding orders or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; competitive factors in the market in which the Company operates; treatment by insurers of claims presented by the Company; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              STELMAR SHIPPING LTD.
                                  (registrant)


Dated: May 18, 2004                            By: /s/ Olga Lambrianidou
                                                   -----------------------------
                                               Name:  Olga Lambrianidou
                                               Title: Corporate Secretary

02509.0004 #487295